UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. 2)*

                        SOS Staffing Services Inc.
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)


                                 78462X104
                              (CUSIP Number)

                                       December 29, 2000
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[ ]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 78462X104               13G              Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger Berman, Inc.
      061523639
      Neuberger Berman, LLC.
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /X/

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      0

6)   SHARED VOTING POWER
      20,000

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      20,000


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      20,000

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      4,500

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.16

12)   TYPE OF REPORTING PERSON*


      BD/IA


CUSIP No. 78462X104               13G              Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               SOS Staffing Services Inc.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               1415 South Main Street, Salt Lake City, UT  84115

Item 2. (a)    Name of Person Filing:
               Neuberger Berman Inc.
               Neuberger Berman, LLC.

Item 2  (b)    Address of Principal Business Office:

               605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common

Item 2  (e)    CUSIP Number:

               78462X104

Item 3. (g)    /X/  Parent holding company, in accordance with
                    240.13d-1 (b)(ii)(G)


Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               20,000

        (b)    Percent of Class:

               0.16

CUSIP No. 78462X104               13G              Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 0

          (II)   Shared Power to vote or to direct the
                 vote: 20,000

          (III) Sole Power to dispose or to direct the disposition of: 0

          (IV) Shared Power to dispose or to direct the disposition of: 20,000


Item 5.        Ownership of Five Percent or Less of a Class:
               This statement is being filed to report the fact, that as of the date hereof, Neuberger Berman, LLC has ceased to be the beneficial owner of more than five percent of the class of securities.
Item 6.        Ownership of More than Five Percent on Behalf of Another:



Neuberger Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote, the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Employee(s) of Neuberger Berman, LLC and Neuberger Berman Management, Inc. ("Employees")own 4,500 shares. Employee(s) own these shares in their own personal securities accounts. Neuberger Berman LLC disclaims beneficial ownership of these shares since; these shares were purchased with each employee(s)' personal funds and each employee has exclusive dispositive and voting power over the shares held in their respective accounts.


With regard to the shares set forth under Item 4.(c)(II), Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose and vote the securities. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman's various Mutual Funds which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

No other Neuberger Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger Berman, LLC has shared power to dispose but not vote shares.
CUSIP No. 78462X104               13G              Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                Neuberger Berman, Inc. makes this filing pursuant to Rule 13d-1(b)(ii)(G) since it owns 100% of both Neuberger Berman, LLC and Neuberger Berman Management, Inc. and does not own over 1% of the issuer.
                Neuberger Berman, LLC, as investment advisor and broker/dealer with discretion.
                Neuberger Berman Management, Inc. as investment advisor to a Series of Public Mutual Funds.

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 28, 2001


By:
     Kevin Handwerker
     General Counsel
     Neuberger Berman, Inc.
     Neuberger Berman, LLC.